NOL

RECEIVED
2007 JAN 26 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 January 2007

07020597

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement on a press release issued by Vietnam International Container Terminal. Attached are copies of the announcement and press release for your attention, please.

Yours faithfully

PROCESSED
JAN 30 2007
THOMSON FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 23Jan07.DOC

dlw 1/29

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	23-Jan-2007 17:16:42
Announcement No.	00060

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	VICT Announces Terminal Expansion Plans
Description	The attached press release will be issued by Vietnam International Container Terminal (VICT) later today. VICT shareholders are Southern Waterway Transportation Company of Vietnam (SOWATCO) and Mitorient Enterprise, which is jointly owned by the NOL Group and Mitsui & Co. NOL's effective shareholding in VICT is 47%.
Attachments:	VICT_Release.pdf Total size = **16K** (2048K size limit recommended)

Close Window

MEDIA RELEASE

VICT Announces Terminal Expansion Plans

Ho Chi Min City, 23 January 2007 - Vietnam International Container Terminals (VICT) plans to upgrade its Ho Chi Min City facilities in order to cater for the growth of containerized cargo.

The expansion will increase the berth length at VICT by 192 metres, which will allow the terminal to berth up to four container vessels at any one time.

There will also be additional investment in wharf side cargo handling equipment such as gantry cranes, reach stackers and refrigerated container connections.

Announcing the expansion at a special ceremony, VICT Chairman Mr. Truong Quoc Hung, said: "What you see today is a culmination of many years of hard work and preparation. We have achieved our initial aim of providing the best container handling services to our customers and facilitating imports and exports from Ho Chi Minh City. This new expansion will enable the port to enter a new phase in its development as Vietnam's premier container port."

The announcement comes during the month Vietnam acceded to the World Trade Organization (WTO), a development that is expected to usher in a new phase of growth, particularly around Ho Chi Min City, which already handles more than 70 percent of container volumes for the entire country.

VICT began operations in 1998 as the country's first purpose built container terminal. Since then, handling capacity has increased from under 50,000 TEU in 1999, to almost 450,000 TEU last year. The expansion announced today will bring total berth length to 678 metres. VICT's capacity will also rise to 900,000 TEU (twenty-foot equivalent unit) a year by 2008.

"In the nine years since the terminal first started it operations, VICT has become one of the great success stories of this exciting and fast growing nation," commented Cedric Foo, Deputy Chairman of First Logistics Development (JV) Company, which owns and operates VICT.

"VICT's location on the door step of Vietnam's manufacturing heartland, combined with the ongoing programme of long-term investment in facilities VICT has planned, means it will continue to play a vital role in facilitating Vietnam's trade with the rest of world into the future."

About VICT

Vietnam International Container Terminals (VICT) is wholly owned and operated by First Logistics Development (Joint-Venture) Company, incorporated on 22

September 1994 following the investment license 996/GP issued by the State Committee for Commerce and Investment (SCCI), now known as the Ministry of Planning and Investment (MPI). VICT was the first dedicated container port in Vietnam with the participation of foreign partners. VICT shareholders are Southern Waterway Transportation Company of Vietnam (SOWATCO) and Mitorient Enterprise, which is jointly owned by the NOL Group of Singapore and Mitsui & Co of Japan. The NOL Group's effective shareholding in VICT is 47%.